SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2014

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

“América Móvil informs to the market”

Mexico City, Mexico, June 25, 2014. América Móvil, S.A.B. de C.V. (“AMX” or “América Móvil”) (BMV: AMX; NYSE: AMX; NASDAQ: AMOV; LATIBEX: XAMXL), informs that, since the effective date of the constitutional amendment enacted in June 2013 with respect to the Mexican telecommunications and broadcasting sectors, it has been assessing the scope and potential effects of such amendment, including but not limited to, the concept of “preponderance” in the telecommunications sector.

As América Móvil communicated in March 2014, the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones, or “IFT”), determined an economic interest group comprised of AMX and its operating subsidiaries Radiomóvil Dipsa, S.A. de C.V. (“Telcel”) and Teléfonos de México, S.A.B. de C.V. (“Telmex”), as a preponderant economic agent in the telecommunications sector under the premise that, as of June 2013, these entities accounted for 61.8% of the aggregate number of subscribers in such sector, and imposed upon such entities certain specific asymmetrical regulations that are being implemented in accordance with the IFT resolution. América Móvil has challenged the determination as to preponderance, its effects and related measures.

América Móvil is awaiting the discussion and approval of the implementing legislation as with respect to the telecommunications and broadcasting sectors that was submitted this past March to the Mexican Congress.

Based on the foregoing, América Móvil has created a strategic committee to assess the various structural, commercial, technological and other options available to it, as well as the opportunities offered by the new Mexican regulatory framework, in order to continue with the development of the telecommunications sector and providing services with high quality, state-of-the-art technologies and under best conditions.

The results of and recommendations arising from the committee will be made available to América Movil’s board of directors and, as the case may be, its shareholders’ meeting, for discussion.

Legal Disclaimer

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 7, 2014

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact